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                          August 15, 2023

       Ramy Mahmoud
       Chief Executive Officer
       OptiNose, Inc.
       1020 Stony Hill Road, Suite 300
       Yardley, PA 19067

                                                        Re: OptiNose, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 10,
2023
                                                            File No. 333-273873

       Dear Ramy Mahmoud:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Nicolai